GXO LOGISTICS, INC.

Two American Lane

Greenwich, Connecticut 06831

May 20, 2022

United States Securities and Exchange Commission

Division of Corporation Finance, Office of Energy & Transportation

100 F. Street, N.E.

Washington, D.C. 20549
Attention: Cheryl Brown

RE:	GXO Logistics, Inc. Registration Statement on Form S-4 File No. 333-264901 Withdrawal of Request for Acceleration

Dear Ms. Brown:

Reference is made to our letter, filed as correspondence via EDGAR on May 19, 2022, in which we requested that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 4:00 p.m., Eastern Time, on May 23, 2022, or as soon as practicable thereafter. We are no longer requesting that such Registration Statement be declared effective at this time and will hereby formally withdraw our request for acceleration of the effective date.

Thank you for your assistance on this matter.

Sincerely,

GXO LOGISTICS, INC.

By:	/s/ Karlis Kirsis
	Name:	Karlis Kirsis
	Title:	Chief Legal Officer

cc:	Adam O. Emmerich, Wachtell, Lipton, Rosen & Katz
Viktor Sapezhnikov, Wachtell, Lipton, Rosen & Katz